November 19, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	The Clorox Company
Form 10-K for the Year Ended June 30, 2012
Filed August 24, 2012
Definitive Proxy Statement on Schedule 14A
Filed September 28, 2012
File No. 1-7151

Dear Mr. Decker:

The Clorox Company (the “Company”) respectfully submits the following responses to the comments included in your letter of October 23, 2012, relating to your review of the Company’s Form 10-K for the fiscal year ended June 30, 2012 (the “2012 Form 10-K”) and Definitive Proxy Statement on Schedule 14A.

The Company understands that you will be reviewing its responses and may have additional comments. The Company welcomes any questions you may have concerning its responses and thanks you for your attention devoted to its filings. Please feel free to call the Company at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2012

Item 8. Financial Statements and Supplementary Data, page 23

1.	In future filings, please also incorporate into this Item the audit report on page 26 of Exhibit 99.1.

Response: Beginning with its filing of the Annual Report on Form 10-K for the fiscal year ending June 30, 2013, the Company will incorporate into this Item the audit report included in Exhibit 99.1. The audit report for the 2012 financial statements is incorporated by reference into Item 15(a) of the 2012 Form 10-K.

Exhibit 99.1

Management’s Discussion and Analysis, page 1

Diluted Net Earnings Per Share From Continuing Operations, page 5

2.	Here and elsewhere throughout the filing such as, but not limited to, your segment MD&A discussions for the Lifestyle and International segments, when you present or discuss changes between periods in a non-GAAP measure as an amount or percentage, please ensure that you do so in the same manner with the comparable GAAP measure in future filings. Refer to Item 10(e) of Regulation S-K. Please show us supplementally what your revisions will look like.

Response: To further clarify its disclosures, the Company’s future disclosures of non-GAAP measures will provide consistent GAAP comparative financial information.

Consolidated Results - Diluted Net Earnings per Share from Continuing Operations, page 5

The Company will revise the table in this section to show the percent change from the prior year for diluted net earnings per share from continuing operations as well as for diluted net earnings per share from continuing operations before noncash goodwill impairment. The revised table would look like the following:

				Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Diluted net earnings per share from
continuing operations	$-	$4.10	$2.07	-%	98.1%
Add back: Noncash goodwill impairment
per share	-	-	1.86	-	-100%
Diluted net earnings per share from
continuing operations before noncash
goodwill impairment	$-	$4.10	$3.93	-	4.3

The Company would insert the below language in the paragraph following the table on page 5:

“Diluted net earnings per share from continuing operations increased $2.03 in fiscal year 2012, driven primarily by the noncash goodwill impairment charge in fiscal year 2011.”

Segment Results from Continuing Operations – Lifestyle, pp. 9-10 Segment Results from Continuing Operations – International, page 10

For both the Lifestyle and International Segment discussions, the Company would insert the following language, as applicable, in the paragraphs following the respective tables:

“The increase in earnings from continuing operations before income taxes was primarily driven by the noncash goodwill impairment charge of $164, in the case of Lifestyle/ $94, in the case of International in fiscal year 2011.”

Credit Arrangements, page 14

3.	You present EBITDA and EBITDA ratio. Since these measures include additional adjustments not included in EBITDA as commonly defined, please retitle them in future filings to more clearly convey this fact. One option may be to call them Adjusted EBITDA and Adjusted EBITDA ratio. Similarly revise the titles used for EBIT and EBIT margin throughout future filings, since you say on page 23 that they exclude goodwill impairment charges.

Response: The Company will make the above labeling changes in future filings, as suggested.

Critical Accounting Policies and Estimates, page 19 Valuation of Intangible Assets and Property, Plant and Equipment, page 20 Goodwill, page 20

4.	You disclosed that during the fourth quarter of fiscal year 2012, you reassessed the structure of your International reporting units based on changes in your international management structure. As a result, your International reporting units for goodwill impairment testing purposes are Canada, Latin America and Rest of World. You also indicate that your reporting units are components of your business that are either operating segments or one level below and operating segment for which discrete financial information is available that is reviewed by the managers of the respective operating segments. Please provide the following:

Please tell us what changes were made to your international management structure;

Response: Following the guidance of ASC 280, the Company’s International reportable segment consists of two operating segments, the International operating segment and the Canada operating segment. In fiscal year 2012, the Company substantially completed a series of organizational changes in its International operating segment that resulted in a management structure that places two managers in charge of the two Business Units (BUs) within the International operating segment, Latin America and Rest of World. These two managers report to the VP- General Manager of the International operating segment. Prior to fiscal year 2012, and as disclosed in our 2011 Form 10-K, the Company’s reporting units in the International reportable segment, including in the International operating segment, were its operations in the individual countries, except in a limited number of areas, such as the Caribbean region, where the reporting unit was the region. The fiscal year 2012 organizational changes did not impact the Canada operating segment, which continues to be a reporting unit.

3.
  Please tell us how you determined that Canada, Latin America and Rest of World are your reporting units for goodwill impairment testing purposes as opposed to a lower level like you used in the prior year;

Response: The Company recognizes that a reporting unit is an operating segment, as that term is used in ASC 280, or one level below the operating segment (referred to as a “component”), depending on whether there are component(s) that meet the reporting unit criteria and whether they require aggregation. Prior to fiscal year 2012, the Company’s reporting units in the International reportable segment were its operations in the individual countries, except in a limited number of areas, such as the Caribbean region, where the reporting unit was the region, as disclosed in the Company’s 2011 Form 10-K. Due to the organizational changes described above, Latin America and Rest of World comprise individual reporting units, as their financial information is now regularly reviewed by the operating segment manager. The individual countries are no longer reporting units since they are one level below Latin America and Rest of World, which reflect all of the countries included in the International operating segment. As the fiscal year 2012 organizational changes did not impact the Canada operating segment, the Canada operating segment continues to be a reporting unit with goodwill impairment tested at the country level.

  Please tell us whether Canada, Latin America and Rest of World are operating segments or components of an operating segment. If they are not operating segments, please tell us the operating segments of your International reportable segment. Refer to ASC 280-10-50-1; and

Response: Pursuant to the above, Canada is an operating segment, while Latin America and Rest of World are components of the International operating segment.

  Tell us who the operating segment managers in the International reportable segment are and whether any of them review results below the Canada, Latin America and Rest of World levels and, if so, what information is reviewed.

Response: The operating segment manager for Canada is the VP-General Manager for Canada. The operating segment manager for the International operating segment is the VP-General Manager for the operating segment. The VP-General Manager for Canada reviews budget and operating results for components below the country level, which are aggregated in accordance with the guidance of ASC 350-20. The VP-General Manager for the International operating segment reviews budget and operating results at the Latin America, Rest of World, and individual country levels.

Financial Statements

Note 12. Other Contingencies and Guarantees, page 47

Contingencies, page 47

5.	With regards to the Petroplus matter, you indicated that prior to August 2012 you viewed the potential loss in excess of amounts accrued in connection with the matter as remote. Based on the proceedings in August, you now believe that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, although you are unable to reasonably estimate the amount of any such additional loss. While it may be premature to conclude that a loss related to the Petroplus matter is probable, it is not clear to us why you are unable to estimate the amount of possible loss or a range of possible losses. In this regard, it would appear that either the amount of the judgment awarded to Petroplus (approximately $34 million including interest and foreign exchange fluctuation), or the range of amounts from $0 to the amount of judgment awarded to Petroplus, could possibly reflect an appropriate estimate of either the reasonably possible loss or the range of reasonably possible losses. Please revise or advise, accordingly. If you continue to conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for the Petroplus matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response: [CONFIDENTIAL TREATMENT REQUESTED BY THE CLOROX COMPANY – CTR1OF1/RL11.19.2012]

The updated disclosure, including our estimated range of losses, appears below. Barring any other developments in this case, the Company would anticipate including this disclosure in its next filing on Form 10-Q.

“On October 9, 2012, an appellate court hearing was re-convened from an August 2012 continuance in a lawsuit pending in Brazil against the Company and one of its wholly-owned subsidiaries, The Glad Products Company (“Glad”), which resulted in an unfavorable decision against the Company and Glad. The pending lawsuit was initially filed in a Brazilian lower court in 2002 by two Brazilian companies and one Uruguayan company (collectively “Petroplus”) related to joint venture agreements for the distribution of STP auto-care products in Brazil with three companies that became subsidiaries of the Company as a result of the Company’s merger with First Brands Corporation in January 1999 (collectively, “Clorox Subsidiaries”). The pending lawsuit seeks indemnification for damages and losses for alleged breaches of the joint venture agreements and abuse of economic power by the Company and Glad. Petroplus had previously unsuccessfully raised the same claims and sought damages from the Company and the Clorox Subsidiaries in an International Chamber of Commerce (“ICC”) arbitration proceeding in Miami filed in 2001. The ICC arbitration panel unanimously ruled against Petroplus in numerous rulings in 2001 through 2003, reaching a final decision against Petroplus in November 2003 (“Final ICC Arbitration Award”). The Final ICC Arbitration Award was ratified by the Superior Court of Justice of Brazil in May 2007 (“Foreign Judgment”), and the United States District Court for the Southern District of Florida subsequently confirmed the Final ICC Arbitration Award and recognized and adopted the Foreign Judgment as a judgment of the United States District Court for the Southern District of Florida (“U.S. Judgment”). Despite this, in March 2008 a Brazilian lower court ruled against the Company and Glad in the pending lawsuit and awarded Petroplus R$23 ($13) plus interest. The value of that judgment, including interest and foreign exchange fluctuation as of September 30, 2012, was approximately $34.

Because the Final ICC Arbitration Award, the Foreign Judgment and the U.S. Judgment relate to the same claims as those in the pending lawsuit, the Company believes that Petroplus is precluded from re-litigating these claims. Based on the unfavorable appellate court decision, the Company believes that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, and that the estimated range of such loss in this matter is from $0 to $28. The Company continues to believe that its defenses are meritorious, and plans to appeal the decision to one or both of the highest courts of Brazil, which could take years to resolve. Expenses related to this litigation and any potential additional loss would be reflected in Discontinued Operations, consistent with the Company’s classification of expenses related to its discontinued Brazil operations.

Glad and the Clorox Subsidiaries have also filed separate lawsuits against Petroplus alleging misuse of the STP trademark and related matters, which are currently pending before Brazilian courts.”

Exhibit 99.3

6.	In future filings, please identify earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill impairment and interest expense as being a non-GAAP measure when it is presented or discussed and include the disclosures required by Item 10(e) of Regulation S-K. Please also use consistent terminology in referring to this measure throughout the filing, if this happens to be the same measure you refer to as EBIT in Exhibit 99.1.

Response: The reconciliation of Economic Profit (EP), a non-GAAP measure as presented in Exhibit 99.3, includes various non-GAAP subtotals and figures, earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, noncash goodwill impairment and interest expense being one of them. To further clarify its overall disclosures with respect to the reconciliation of EP, the Company will modify the footnotes to this reconciliation to include the following disclosure in its filing of the Form 10-K for the fiscal year ending June 30, 2013 and future filings:

“Economic profit (EP), a non-GAAP measure, is defined by the Company as earnings from continuing operations before income taxes, noncash restructuring related and asset impairment costs, noncash goodwill impairment (for fiscal year 2011) and interest expense; less an amount of tax based on the effective tax rate (before the fiscal year 2011 noncash goodwill charge) and less a capital charge. The Company’s management uses EP to evaluate business performance and allocate resources, and is a component in determining management’s incentive compensation. EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.”

The non-GAAP measures of EP and EBIT are not the same. The Company has defined these non-GAAP measures on page 23 of Exhibit 99.1 in the 2012 Form 10-K.

7.	Please include a line item for income taxes in the reconciliation from the GAAP measure to adjusted after tax profit in future filings.

Response: The Company will include a line item for income taxes, as suggested, in future filings.

Definitive Proxy Statement on Schedule 14A filed on September 28, 2012 Our Peer Group, page 25

8.	We note disclosure that you place particular emphasis on targeting total compensation to within 15% of your compensation peer group. In future filings, please disclose where actual total compensation payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response: In future filings, the Company will disclose whether actual total compensation payments for our named executive officers fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, the Company will explain why.

Annual Incentives, page 27

9.	In future filings, please enhance the disclosure relating to how the application of the formula for determining annual cash incentive compensation resulted in the final EIC Plan payout for each of the named executive officers. Consider the extent to which an illustrative example would assist readers in understanding how an actual payout resulted from achievement of each of the financial performance objectives and the strategic metrics and how the weighting and calculation of each of the components of the plan resulted in the final EIC Plan payout.

Response: In future filings, the Company will enhance its disclosure relating to how the application of the formula for determining annual cash incentive compensation resulted in the final EIC Plan payout for each of the named executive officers.

* * * * *

In addition:

  the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;

  the Company acknowledges the Commission’s position that comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company acknowledges the Commission’s position that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Susan Gentile, Vice President – Controller and Chief Accounting Officer at (925) 368-8279 or me at (510) 271-2720.

Sincerely,

/s/ Stephen M. Robb
Stephen M. Robb
Senior Vice President – Chief Financial
Officer

cc:

Ernest Greene	Securities and Exchange Commission
Sherry Haywood	Securities and Exchange Commission
Jay Ingram	Securities and Exchange Commission
Laura Stein	Senior Vice President – General Counsel
Susan Gentile	Vice President – Controller and Chief Accounting Officer
Angela Hilt	Vice President – Corporate Secretary and Associate General Counsel
Lee Dutra	Ernst & Young